STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE
August 10.2006
Corporate Office:	#SRU-17-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD RESOURCES COMPLETES FIRST 47 DRILL HOLES OF ITS 2006 PROGRAM

VANCOUVER, B.C. (August 10, 2006) – Starfield Resources Inc. (TSX.V: SRU and OTC BB:SRFDF) announced that its Ferguson Lake Project’s phase one 2006 program of delineation-infill drilling on the west side of Ferguson Lake and regional exploration throughout its 1.3 million acre, mineral district-scale, property is underway. Three diamond drills are currently operating on the property and to date 47 holes have been completed. The delineation-infill drill program targeting the 2.6 kilometer strike extent of the exposed Ni-Cu-Co-Pd-Pt –bearing sulphide mineralization of the West Zone’s potential “Pit Area” and the covered West Zone extension is part of the program. Approximately 26,000 meters of drilling from more than 100 holes are planned between grid lines L 38+00W and L 64+00 W.

At the conclusion of the phase one program, compiled assay results are scheduled to be released as revised 2006 resource estimates. The Company’s drill strategy is to continue to enhance the “measured and indicated” categories of resources throughout the West Zone utilizing a recommended closer drill spacing pattern. Conversion of portions of the current ”inferred” category resources to higher category resources is an objective designed to increase asset evaluations of the project while defining an initial viable mine life and maximizing shareholder value.

Regional exploration crews are now conducting detailed follow-up geological mapping, prospecting, rock and till sampling, ground geophysical surveys and diamond drilling. This continuing program is focused on priority targets identified in the 2005 regional airborne magnetic-VTEM and till surveys. The objective is to successfully develop anomalous targets to encourage participation in the further exploration and development of the 1.3 million acres of 100% Starfield owned mineral claims, which surround the Ferguson Lake magmatic sulphide mineralization.

Corporate Update

On Thursday, July 27th, 2006 Starfield’s Board of Directors held a meeting in Calgary, Alberta that was followed the next day by the Company’s Annual General Meeting of shareholders. All directors and officers were present at both meetings, including newest additions Dr. Norman Betts, director, and Mr. David Lewis, CFO. At the AGM all resolutions were passed and attendees were given a project review and update of the Ferguson Lake Project, business developments and company plans for the future.

The company intends to review its extensive property holdings at the end of this season’s program with the objective of prioritizing the next stage in the drill program and encouraging the participation of more senior companies with a view toward maximizing shareholder value.

The Ferguson Lake sulphide mineralization is considered to be a prime candidate for modern hydrometallurgical ore processing. Compared to conventional ore-smelting processing, hydrometallurgy is more efficient as high value metal products are produced at the mine site for shipment and the process is considered environmentally friendly.

Proposed commercially available hydrometallurgical processes will continue to be tested worldwide. Positive model and test results of the Company’s own envisioned hydrometallurgical processing have prompted the program to advance to a continuous circuit leaching stage. Currently, 450 kilograms of massive sulphide mineralization from the “Pit Area” are being leached and prepared for further processing.

The Company plans to commission an independent Canadian engineering firm to prepare a Preliminary Economic Analyses Study (prefeasability) of the Ferguson Lake project as a prerequisite to planning a full feasibility study.

This study will incorporate the previous work by Pincock Allen and Holt and all (2005) and newly acquired 2006 drill program results.

The Company is moving forward in developing the project and the property. On the West side of Ferguson Lake a newly permitted, all-season, camp has been built approximately 1.5 kilometers north of the West Zone. The mineral claims hosting the identified metal resources, the new camp facilities and the proposed new gravel airstrip have been legally surveyed in preparation for application for mining lease status for this portion of the property. Rescan Environmental Services Ltd. are continuing water quality baseline sampling, soil and botany surveys, project site planning and archaeological investigations on these mineral claims in preparation for the future operational, environment and permitting assessments.

Starfield Resources is committed to strengthening its management, advisors and project development team and raising the profile of awareness in the investment community. As a consequence, it continues professional consultancy or staffing contracts with: SRK Consulting (North America) Inc.,-structural geology-3D ore models; Condor Consulting Inc.,-3D inversion geophysical models; Jamie Lavigne –economic resource ore models; Dr. Al Miller-regional mapping-economic geology; Ron Malashewshi and Denise Burlingame-coordinating Community and Governmental Affairs; Equicom Group-investor relations; Fasken, Martineau, DuMoulin, LLP-solicitors; and Davidson & Company- auditors.

The progress already made in 2006 shows that the company is advancing the project’s resource assets and property development. The current work program of $7.6 million as set out in the 2006 43-101 Technical Report and property improvements has been funded from the planned budget which extends, with monies in hand, the future development of the Ferguson Lake project and property into 2007.

About Starfield

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 108,000 metres of diamond drilling in 243 holes. A NI 43-101 technical report dated May 15, 2006 by N.C. Carter PhD., P.Eng. was filed on SEDAR and on the Starfield website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is unfolding as Nunavut's largest ongoing base and precious metal project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P. Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

Caution concerning forward-looking statements
This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com